Exhibit 12.1

Health Management Associates, Inc.

Computations of Ratios of Earnings to Fixed Charges

(dollars in thousands)

(unaudited)

The following table sets forth our ratios of earnings to fixed charges for each of the periods shown.

	Years Ended September 30,					Three Months Ended December 31, 2005
	2005	2004	2003	2002	2001
Income from continuing operations before minority interests and income taxes	$568,412	$532,147	$461,345	$401,466	$316,345	$124,554

Fixed charges:
Interest portion of rent expense	18,113	16,176	12,397	11,613	10,021	4,795
Interest (expense and capitalized)	20,603	20,744	17,606	17,640	22,308	6,066
Amortization of deferred financing costs	1,315	1,495	6,125	918	847	319

Total fixed charges	40,031	38,415	36,128	30,171	33,176	11,180
Less: capitalized interest	(4,600)	(2,689)	(600)	—	—	(1,060)

Earnings available for fixed charges	$603,843	$567,873	$496,873	$431,637	$349,521	$134,674

Ratio of earnings to fixed charges	15.1	14.8	13.8	14.3	10.5	12.0

The ratio of earnings to fixed charges shown above was computed by dividing earnings available for fixed charges by total fixed charges.